NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Unaudited)

1.    General

      The interim financial statements in this report include adjustments based on management's best estimates and judgements, including estimates of future loss payments, which are necessary to present a fair statement of the results for the interim periods reported. These adjustments are of a normal, recurring nature. These financial statements are prepared on the basis of generally accepted accounting principles and should be read in conjunction with the financial statements and related notes in the 1993 Annual Report. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

2.    Supplemental disclosure related to Statements of Cash Flows

      Interest paid in the first six months of 1994 was $0.7 million compared to $0.9 million for the same period in 1993.

      Federal income tax paid in the first six months of 1994 was $3.0 million compared to $2.0 million in the same period in 1993.

3.    Participation in Pools and Associations

      Participation in pools and associations includes the Company's equity in Engineering Insurance Group ("EIG"). In the third quarter of 1993, the Company changed its method of presenting its participation in EIG from the proportional consolidation method to the equity method of accounting. All prior year amounts have been reclassified accordingly.



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               MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF CONSOLIDATED RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION
                           JUNE 30, 1994

SUMMARY OF RESULTS OF OPERATIONS

Income after taxes and before accounting changes for the second quarter of 1994 was $14.3 million or $.70 per share compared to prior year second quarter earnings of $5.5 million or $.26 per share. Income after taxes and before accounting changes for the first six months of 1994 and 1993 were $26.2 million or $1.28 per share and $23.3 million or $1.12 per share, respectively. The improvements in results for the second quarter and first six months of 1994 reflect improvements in both insurance and engineering services operating gains, partly offset by lower realized investment gains and net investment income.

Total revenues decreased 5.5 percent in the second quarter of 1994 to $152.6 million and decreased 5.6 percent for the first six months of 1994 to $303.1 million compared to prior year amounts. Revenues for the second quarter and the first six months of 1994 were lower in most categories with the largest decreases in amount in realized investment gains and insurance premiums.
Total expenses decreased 13.9 percent in the second quarter of 1994 to $133.7 million and decreased 7.6 percent for the first six months of 1994 to $267.7 million. Expenses for both the second quarter and the first six months of 1994 were lower for most categories compared to the same periods in 1993.

Equity in operations of insurance association reflects the Company's equity in the Engineering Insurance Group (EIG), an unincorporated insurance association jointly owned by the Company and General Reinsurance
Corporation. The results of EIG have improved for both the second quarter and first six months of 1994 over prior periods due to both increased revenue and improved claims experience.

Insurance Operations

Insurance premiums in the second quarter of 1994 decreased 3.0 percent to $85.4 million compared to $88.0 million in the second quarter of 1993.
Premiums were lower primarily due to higher reinsurance costs. Increases in price and coverage were offset by reduced volume, keeping gross earned premium even with 1993. The result is consistent with the first quarter of 1994 and reflects the impact of the program the Company implemented in early 1993 to reunderwrite its large account book of business. The Company was prepared to lose customers and experience lower volume to accomplish improved profitability.

Insurance premiums for the first six months of 1994 decreased 3.5

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percent to $169.6 million from $175.7 million for the first six months of 1993.
The decline results primarily from higher reinsurance costs. Gross earned premium in 1994 was even with 1993, with price and coverage increases offset by reduced volume.

The insurance operating gain for the second quarter of 1994 was $6.1 million compared to an operating loss of $10.8 million in the second quarter of 1993, a
156.5 percent improvement. The increase largely results from favorable claims experience in the second quarter of 1994 compared to the second quarter of 1993. Underwriting and inspection expenses of $26.9 million were 4.9 percent lower than the $28.3 million reported in the second quarter of 1993. The Company reduced its number of employees late in 1993 and early 1994 as part of its restructuring. The expense ratio increased slightly from the second quarter of 1993, largely due to the impact of higher reinsurance costs on net premiums.

The insurance operating gain for the first six months of 1994 was $8.9 million compared to an operating loss of $2.4 million for the first six months of 1993. The improvement in insurance operating results for the first six months of 1994 compared to 1993 was largely the result of favorable loss experience. During the first six months of 1994, underwriting and inspection expenses decreased
3.9 percent from the first six months of 1993. The expense ratio for the first six months of 1994 is even with the first six months of 1993, despite the impact of higher reinsurance ceded costs on premiums.

The loss ratio decreased to 42.7 percent for the second quarter of 1994 compared to 62.4 percent for the second quarter of 1993. The loss ratio for the first six months of 1994 decreased to 45.6 percent compared to 52.2 percent for the first six months of 1993. The decrease in the loss ratio in the second quarter and first six months of 1994 was primarily due to favorable claims experience offset in part by the impact of higher reinsurance costs on net premiums. The first six months of 1993 included significant adjustments in claims and adjustment expenses related to adverse development of estimated
1992 year-end reserves. 1994 was not significantly impacted by development of estimated 1993 year-end loss reserves.

Engineering Services Operations

Net engineering services revenues for the second quarter and first six months of 1994 remained relatively unchanged when compared to the same period in 1993. Although revenue was unchanged, profit margins improved substantially during the first and second quarter and the first six months of 1994. The Company continues to focus on higher margin business and to reduce expenses. The net engineering services profit margin increased to 7.4 percent from 3.6 percent in the second quarter of 1994 and to 7.2 percent from 3.6 percent during the first six months of 1994.

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Investment Operations

The Company's investment strategy continues to be to maximize the total return on the investment portfolio over the long-term -- through investment income and capital appreciation. Income from investment operations, combining net investment income and realized gains, decreased 42.2 percent to $8.9 million for the second quarter of 1994 compared to $15.4 million for the second quarter of 1993. Income from investment operations was $19.0 million for the first six months of 1994 compared to $30.6 million for the first six months of 1993. Realized investment gains of $2.7 million in the second quarter of 1994 were 64.5 percent lower than the $7.6 million in the second quarter of 1993. Realized investment gains for the first six months of 1994 were $6.3 million compared to $15.3 million for the first six months of 1993. Net investment income was $6.2 million for the second quarter of 1994 compared to $7.8 million for the same period in the prior year, a decrease of $1.6 million or 20.5 percent. Net investment income was $12.7 million for the first six months of 1994 compared to $15.3 million for the first six months of 1993.

The decrease in net investment income resulted primarily from declines in rates of return and a decrease in average invested assets. The decline in average invested assets largely reflects repurchases of the Company's stock during the later part of 1993 and first six months of 1994 and lower operating cash flows in the first six months of 1994.

The Company's investment portfolio continues to consist of high grade investments. Equity securities, including non-redeemable preferreds, and fixed maturities, including redeemable preferreds, are carried at fair value and are classified as available for sale under the accounting provisions of Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The market value of the portfolio at June 30, 1994 decreased to $443.9 million from $506.0 million at December 31, 1993. The
$62.1 million decline was the result of both the decrease in average invested assets and lower unrealized investment gains.


FINANCIAL CONDITION

Liquidity and Capital Resources

Cash provided from operating activities for the first six months of 1994 was $13.3 million compared to $19.1 million for the first six months of 1993. The decrease in cash provided from operating activities relates primarily to claims settlement, offset partly by changes in reinsurance recoverable and receivables.

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The Company is currently authorized to issue up to $75 million of commercial paper. Commercial paper outstanding at June 30, 1994 and December 31, 1993 was $36.2 and $42.7 million, respectively.

Book value per share was $14.64 as of June 30, 1994 compared to $15.80 at December 31, 1993. The decrease in book value per share relates primarily to the decrease in net unrealized gains during the first six months of 1994 and share repurchases.

Approximately $43.0 million of debt of EIG has matured in 1994. Repayment of the debt was made through reductions in EIG's investments. The Company is working with General Reinsurance Company, its 50 percent joint venture partner in EIG, to determine a recapitalization strategy for EIG.

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